MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act
as a Public Document.

MORGAN STANLEY SMITH BARNEY LLC

Table of Contents	Page No.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Morgan Stanley Smith Barney LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2026

We have served as the Company's auditor since 2009.

MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025
(In millions of dollars)

-2-

ASSETS

Cash and cash equivalents	$	2,061
Financial instruments owned, at fair value		6,960
Securities purchased under agreements to resell		9,521
Securities borrowed		1,007
Receivables:		
Customers		33,445
Brokers, dealers and clearing organizations		97
Fees, interest and other		949
Affiliates		40
Goodwill		8,218
Intangible assets (net of accumulated amortization of $876)		1,958
Other assets		887
Total assets	$	65,143

LIABILITIES AND MEMBER'S EQUITY

Financial instruments sold, not yet purchased, at fair value	$	21
Securities loaned		9,370
Other secured financings, at fair value		7,773
Payables:		
Customers		16,563
Brokers, dealers and clearing organizations		256
Interest and dividends		12
Affiliates		650
Other liabilities and accrued expenses		9,447
Borrowings (includes $22 at fair value)		561
Total liabilities	$	44,653

Commitments and contingent liabilities (See Note 13)

Member's equity		20,490
Total liabilities and member's equity	$	65,143

See Notes to Consolidated Statement of Financial Condition.

1. Introduction and Basis of Presentation

The Company

MSSB, together with its wholly-owned subsidiaries (the "Company"), provides a comprehensive array of financial products and services to a large and diversified group of clients and customers consisting of individual investors, including high and ultra-high net worth individuals, businesses and institutions. The Company supports clients through three channels: Advisor-Led, Self-Directed, and Workplace. The Company offers financial advisor-led brokerage and investment advisory services; custody; administrative services; securities-based lending; self-directed brokerage services covering various investment alternatives; financial and wealth planning services; workplace services including stock plan administration; annuity and insurance products; cash management; and retirement plan services. The Company also performs sales and trading activities, primarily on an agency basis, in the equity and fixed income businesses and new issue distribution of equity and fixed income products. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the consolidated statement of financial condition.

MSSB is registered with the SEC as a wealth management broker-dealer and an investment adviser. The Company is also registered as an introducing broker with the CFTC and clears futures transactions through an affiliate, MS&Co. MSSB is also a member of FINRA, SIPC and various securities exchanges.

MSSB is a wholly owned subsidiary of MSCM (the "Parent"), which is a direct subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, the outcome of legal and tax matters, deferred tax assets and other matters that affect its consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates. The Notes are an integral part of the Company's consolidated statement of financial condition.

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through February 25, 2026, the date the consolidated statement of financial condition was issued, and the Company has not identified any recordable or disclosable events not otherwise reported in the consolidated statement of financial condition or the notes thereto.

Consolidation

The consolidated statement of financial condition include the accounts of MSSB and its wholly owned licensed insurance subsidiaries in which MSSB has a controlling financial interest.

At December 31, 2025, the Company's consolidated subsidiaries reported $4 of assets and $4 of equity on a stand-alone basis.

All material intercompany balances with its subsidiaries were eliminated in consolidation.

2. Significant Accounting Policies

Fair Value of Financial Instruments

Instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either as required or allowed by accounting guidance. These financial instruments represent the Company's trading positions to facilitate customer transactions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Option

The Company has elected the fair value option to measure other secured financings. Please see Note 5 for additional information.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities, and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest:

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments, block discounts and discounts for entity-specific and contractual restrictions that would not transfer to market participants are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms, as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

See Note 5 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Offsetting of Derivative Instruments

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off cash collateral against any net amount owed by the counterparty.

Derivatives with enforceable master netting agreements are reported net of cash collateral received and posted.

For information related to offsetting of derivatives, see Note 6.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the consolidated statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is

established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance.

Uncertain tax positions are recorded on the basis of a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash and Cash Equivalents

Cash and cash equivalents represent funds deposited with financial institutions, and funds deposited with clearing organizations or segregated under federal and other regulations or requirements ("Restricted cash"). Restricted cash primarily includes cash segregated in compliance with federal and other regulations and the Company's initial margin deposited with clearing organizations (see Note 3).

Contracts with Customers

Receivables from contracts with customers are primarily recognized as Fees, interest and other receivable balances in the consolidated statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer. Contract assets are recognized in Other assets when the Company has satisfied its performance obligations but payment is conditional and Other liabilities and accrued expenses when the Company has collected payment from a customer based on the terms of the contract, but the underlying performance obligations are not yet satisfied.

Collateralized Financings

Securities borrowed, Securities purchased under agreements to resell ("reverse repurchase agreements"), Securities loaned, Securities sold under agreements to repurchase ("repurchase agreements") and other secured financings are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried in the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest. Where appropriate, repurchase agreements and reverse repurchase agreements with the same counterparty are reported on a net basis. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received.

In order to manage credit exposure arising from these transactions, in appropriate circumstances, the Company enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right to net a counterparty's rights and obligations under the agreement and to liquidate and set-off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased or borrowed in connection with reverse repurchase agreements and securities borrowed transactions, respectively, and to receive cash and/or securities delivered under repurchase agreements or securities loaned transactions (with rights of rehypothecation).

The Company executes purchases and sales of equity securities and/or parts thereof ("fractional shares") on behalf of its customers. Customers may elect to reinvest dividends by purchasing equity securities and/or fractional shares through DRIPs. Separately, customers may purchase and sell fractional shares as part of certain investment advisory programs. Fractional shares acquired by customers do not meet the criteria for derecognition by the Company under ASC 860, Transfers and Servicing, and are accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. Fractional shares are presented as financial instruments owned at fair value with a corresponding repurchase obligation recorded in other secured financings in the consolidated statement of financial condition. The Company also enters into short sales of equity securities in similar underlying positions as fractional shares acquired by customers, subject to netting under applicable accounting guidance. These short sales are economically hedged with OTC derivatives with an affiliate, MSCS, as described in Note 4.

For information related to offsetting of certain collateralized transactions, see Note 8.

Receivables and Payables – Customers

Receivables from customers primarily include margin loans (net of related customer cash and short sale proceeds). Payables to customers primarily include cash and short sale activity (net of related customer margin loans).

Customers' securities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin loans, are not reflected in the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily include amounts on unsettled trades, and amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date. Receivables and payables arising from unsettled trades are reported on a net basis.

Goodwill and Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests goodwill for impairment at the reporting unit level, which is at the Company level. For both the annual and interim tests, the Company has the option to either (a) perform a quantitative impairment test or (b) first perform a qualitative assessment to determine whether it is more likely than not that the fair value is less than its carrying amount, in which case the quantitative test would be performed.

When performing a quantitative impairment test, the Company compares the fair value with its carrying amount, including goodwill. If the fair value is less than its carrying amount, the impairment loss is equal to the excess of the carrying value over the fair value limited by the carrying amount.

The estimated fair value is derived based on valuation techniques the Company believes market participants would use. The estimated fair values are generally determined by utilizing a discounted cash flow methodology.

Goodwill is not amortized. Finite lived intangible assets are amortized over their estimated useful lives and are reviewed for impairment on an interim basis when impairment indicators are present.

See Note 9 for further information on Goodwill and Intangible assets.

Deferred Compensation Plans

Certain current and former employees of the Company and affiliates participate in various deferred stock-based and cash-based compensation plans.

The Company enters into OTC derivative contracts with an affiliate to economically hedge certain obligations under the deferred cash-based compensation plans.

The Company determines the fair value of RSUs and PSUs with non-market performance conditions based on the grant-date fair value of the common stock of the Ultimate Parent, measured as the VWAP on the date of grant.

Segment reporting

The Company represents a single operating and reportable segment based upon the nature of the financial products and services provided to counterparties and its management structure, which is consistent with the approach used by the Company's chief operating decision maker ("CODM") to assess the Company's financial performance and make key operating decisions as a whole including, but not limited to, the timing of distributions to the Parent. The Company's CODM is its Chief Financial Officer, who evaluates the Company's financial performance primarily based on the profit measure, Income

before provision for income taxes ("PBT") and "excess net capital" which is not a measure of profit or loss to make operational decisions while maintaining capital adequacy (See Note 18 for additional details), such as whether to reinvest profits or distribute to the Parent.

Accounting Updates Adopted in 2025

Improvements to Income Tax Disclosures

The Company adopted the *ASU 2023-09 - Income Taxes-Improvements to Income Tax Disclosures* update effective January 1, 2025. This update enhances annual income tax disclosures primarily to further disaggregate disclosures related to the income tax rate reconciliation and income taxes paid. For the income tax rate reconciliation, this update requires (1) disclosure of specific categories of reconciling items (where applicable), and (2) providing additional information for reconciling items that meet a quantitative threshold. For income taxes paid (net of refunds), this update requires disclosure of amounts disaggregated by (1) federal, state, and foreign taxes; and (2) individual jurisdictions that meet a quantitative threshold. Additionally, the update requires disclosure of (1) income (or loss) before income taxes, disaggregated between domestic and foreign; and (2) income tax expense disaggregated by federal, state and foreign. There was no impact to the Company's financial condition upon adoption of this update. See Note 17 to the consolidated statement of financial condition for the new disclosures.

Accounting Development Updates

The FASB has issued certain accounting updates that apply to the Company. Accounting updates not listed below were assessed and determined to be either not applicable or to not have a material impact on the Company's consolidated statement of financial condition upon adoption.

ASU 2025-07 - Derivatives Scope Refinements (Issued September 2025). This update introduces targeted refinements to the derivatives and revenue recognition accounting guidance. It expands an existing scope exception for derivative accounting to exclude certain non-exchange-traded contracts. The update is effective for the Company beginning January 1, 2027, with early adoption permitted. Transition may be applied prospectively, or under a modified retrospective approach. We are currently evaluating this accounting update; however, we do not expect a material impact on our consolidated statement of financial condition upon adoption.

ASU 2025-11 - Interim Reporting (Issued December 2025). This update improves the navigability of interim disclosure requirements and clarifies when that guidance is applicable. The amendments also add a principle for disclosing material events since the last annual reporting period, which aligns U.S. GAAP interim consolidated financial statement requirements with SEC regulations for registrants. The amendments do not expand or reduce existing disclosure requirements, rather they provide

clarity on existing interim reporting requirements. The update is effective for interim periods beginning January 1, 2028, with early adoption permitted. Amendments may be applied prospectively or retrospectively. We are currently evaluating the disclosure impact of this accounting update; however, we do not expect a material impact on our consolidated statement of financial condition upon adoption.

3. Cash and Cash Equivalents

Cash and Cash equivalents is comprised of the following :

		At December 31, 2025
Cash	$	1,111
Restricted cash		950
Total	**$**	**2,061**

For additional information on Cash and Cash equivalents, including restricted cash, see Note 2.

4. Related Party Transactions

The Company enters into transactions with the Ultimate Parent and its consolidated subsidiaries (the "Firm") in order to, among other things, manage risk, facilitate client demand, satisfy regulatory and liquidity requirements, and fund business activities. These transactions include OTC derivatives and collateralized transactions, as described in Notes 6 and 8, respectively. The Company also obtains funding from the Ultimate Parent as described in Note 10.

The Company repaid $601, $700 and $650 of Subordinated Liabilities with the Parent in March, June and October 2025, respectively.

In December 2025, the Company received a $375 member's equity contribution from Parent.

The Company is a party to deposit sweep agreements with MSBNA and MSPBNA, both bank affiliates. Under these sweep agreements, each bank sources certain deposits from the Company. These deposits are primarily garnered through the Deposit Program whereby certain cash balances are primarily swept into separate demand deposit accounts and money market deposit accounts. The Company receives fees from each bank for the deposits obtained through the Deposit Program. In addition, MSBNA and MSPBNA issue certain types of loans and lending commitments to clients of the Company.

The Company has interest bearing deposit accounts with MSPBNA and MSBNA. These amounts are recorded within Cash and cash equivalents in the consolidated statement of financial condition.

Certain employees of the Company provide services for business activities conducted on two affiliates, MSBNA and MSPBNA. The Company is reimbursed by these affiliates for these services.

The Company receives fees for distributing certain loan products to its clients offered by MSBNA and MSPBNA.

The Company has various other agreements with MS&Co, in which the Company provides certain sales and distribution services to its clients for MS&Co's investment banking, equities and fixed income trading activities, and MS&Co provides certain research, sales and trading services to the Company's clients.

The Company participates in various deferred stock-based and cash-based compensation plans for the benefit of certain current and former employees, as described in Notes 2 and 15, as well as employee benefit plans as described in Note 16. The Company enters into OTC derivative contracts with an affiliate, included within equity contracts in Note 6, to economically hedge certain obligations under the deferred cash-based compensation plans. Additionally, the Company has recognized liabilities to the Ultimate Parent for the deferred stock-based compensation plans which are recorded in Other liabilities and accrued expenses in the consolidated statement of financial condition.

The Company also enters into OTC derivative contracts with an affiliate, MSCS, included within equity contracts in Note 6, to economically hedge the Company's short sales of certain securities.

The Company also has an agreement with an affiliate, MSCS, who executes foreign exchange related transactions on behalf of the Company's customers. The Company receives a portion of the spread MSCS earns from these transactions.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 17, global transfer pricing policies, and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates and are payable on demand.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with the 2022 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm continues to engage in negotiations of Advance Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. The agreements reached to date do not materially impact the Company's consolidated statement of financial condition.

The Company receives fees from MSDI and EVD, affiliated broker-dealers, to distribute shares of various funds and provide shareholder services to customers.

The Company receives fees from MSIM Inc., MS AIP GP LP, and MSIM Ltd., investment advisor affiliates, for providing

advisory services to customers investing in various fund products managed by those affiliates.

The Company has agreements with affiliated service entities, MSSG and MSSBF. MSSG provides the Company with certain services including infrastructure group support, healthcare and life insurance benefits for the employees of the Company, information processing, communications, and occupancy and equipment. MSSBF provides other services including information processing, communications, and occupancy and equipment.

The Company has an intercompany service agreement with ETF, under which the Company provides ETF personnel and technology support.

The Company is charged by an affiliate, Solium Capital ULC, for Workplace support services provided.

	At December 31, 2025
Assets and receivables from affiliated companies:	
Cash and cash equivalents	$ 50
Financial instruments owned, at fair value	22
Reverse repurchase agreements	9,517
Securities borrowed	450
Receivables - Customers	7
Receivables - Fees, interest and other	6
Receivables - Affiliates	40
Other assets	7
Liabilities and payables to affiliated companies:	
Securities loaned	$ 9,370
Payables - Customers	81
Payables - Interest and Dividends	—
Payables - Affiliates	650
Other liabilities and accrued expenses	1,086
Borrowings	7
Subordinated liabilities	—

5. Fair Values

Fair Value Measurement

Assets and Liabilities Measured at Fair Value

	Level 1	Level 2	Level 3	Netting[1]	Total
			At December 31, 2025		
Assets at fair value					
Financial instruments owned:					
U.S. Treasury and agency securities	$ —	$ 1	$ —	$ —	$ 1
Corporate and other debt	—	33	2	—	35
Corporate equities	6,919	4	—	—	6,923
Derivative contracts:					
Foreign exchange	—	11	—	—	11
Equity[2]	—	92	—	—	92
Netting[1]	—	(102)	—	—	(102)
Total derivative contracts	—	1	—	—	1
Total financial instruments owned	$ 6,919	$ 39	$ 2	$ —	$ 6,960
Liabilities at fair value					
Financial instruments sold, not yet purchased:					
Corporate and other debt	$ —	$ 14	$ —	$ —	$ 14
Corporate equities	4	—	—	—	4
Derivative contracts:					
Foreign exchange	—	11	—	—	11
Equity[2]	—	—	—	—	—
Netting[1]	—	(8)	—	—	(8)
Total derivative contracts	$ —	$ 3	$ —	$ —	$ 3
Total financial instruments sold, not yet purchased	4	17	—	—	21
Other secured financings	—	7,773	—	—	7,773
Borrowings	—	22	—	—	22

1. For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting." Positions classified within the same level that are with the same counterparty are netted within that level. For further information on derivative instruments, see Note 6.
2. Represents fair value of derivatives associated with deferred compensation plans and short sales of certain securities as mentioned in Note 4.

Valuation Techniques for Assets and Liabilities Measured at Fair Value
U.S. Treasury and Agency Securities
U.S. Treasury Securities
  Valuation Techniques:
  • Fair value is determined using quoted market prices.
  Valuation Hierarchy Classification:
  • Level 1 - as actively traded and prices are observable.

U.S. Agency Securities
  Valuation Techniques:
  • Non-callable agency-issued debt securities are generally valued using quoted market prices, and callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for comparable instruments.
  • The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of comparable to-be-announced securities.

  Valuation Hierarchy Classification:
  • Level 1 - on-the-run agency issued debt securities if actively traded and prices are observable.
  • Level 2 - all other agency issued debt securities, agency mortgage pass-through pool securities and CMOs if actively traded and inputs are observable.

Corporate and Other debt
Valuation Techniques:
  • Corporate and other debt includes transfers of financial assets that failed to meet the accounting criteria for a purchase.

Valuation Hierarchy Classification:
  • Level 2 - if value based on observable market data for comparable instruments.
  • Level 3 - in instances where prices or significant spread inputs are unobservable, not supported by market liquidity or if the comparability assessment involves significant subjectivity.

Corporate Equities
Valuation Techniques:
  • Exchange-traded equity securities are generally valued based on quoted prices from the exchange.
  • Unlisted equity securities are generally valued based on an assessment of each security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors.

Valuation Hierarchy Classification:
  • Level 1 - actively traded exchange-traded securities.

  • Level 2 - if not actively traded, inputs are observable, or undergoing a recent M&A event or corporate action.

Derivative Contracts
OTC Derivative Contracts
  Valuation Techniques:
  • OTC derivative contracts include forward, swap and option contracts related to foreign currencies or equity prices.
  • Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modelled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgment since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry.

  Valuation Hierarchy Classification:
  • Level 2 - when valued using observable inputs or where the unobservable input is not deemed significant.

For further information on the valuation techniques for OTC derivative products, see Note 2.

Other Secured Financings
Valuation Techniques:
  • Other secured financings represent repurchase obligations for fractional shares issued to clients.

Valuation Hierarchy Classification:
  • Level 2 - classified as Level 2 as the liability is not actively traded in the market.

Borrowings
Valuation Techniques:
  • Borrowings are contracts that are not classified as OTC derivatives because they fail the initial net investment criterion. See the Derivative Contracts section above for a description of the valuation technique applied to the Company's Borrowings.

Valuation Hierarchy Classification:
  • Level 2 - when valued using observable inputs, or where the unobservable input is not deemed significant.

Financial Instruments Not Measured at Fair Value

		At December 31, 2025							
			Fair Value						
	Carrying Value		**Level 1**		**Level 2**		**Level 3**		**Total**
Financial assets									
Cash and cash equivalents	$ 2,061	$	2,061	$	—	$	—	$	2,061
Reverse repurchase agreements	9,521		—		9,521		—		9,521
Securities borrowed	1,007		—		1,007		—		1,007
Receivables:									
Customers	33,445		—		33,445		—		33,445
Brokers, dealers and clearing organizations	97		—		97		—		97
Fees, interest and other	949		—		949		—		949
Affiliates	40		—		40		—		40
Other assets	59		—		59		—		59
Financial liabilities									
Securities loaned	$ 9,370	$	—	$	9,370	$	—	$	9,370
Payables:									
Customers	16,563		—		16,563		—		16,563
Brokers, dealers and clearing organizations	256		—		256		—		256
Interest and dividends	12		—		12		—		12
Affiliates	650		—		650		—		650
Other liabilities and accrued expenses	1,172		—		1,172		—		1,172
Borrowings	539		—		539		—		539

The previous table excludes certain financial instruments such as deferred compensation arrangements.

6. Derivative Instruments

The Company may trade exchange-traded futures and options, as well as OTC swaps, forwards, options and other derivatives referencing, among other things, interest rates, equities, currencies, and bonds. The Company uses these instruments to economically hedge their client facilitation activity and obligations under certain deferred cash-based compensation plans. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options).

	Derivatives at December 31, 2025							
	Asset				Liabilities			
	Fair Value		Notional[2]		Fair Value		Notional[2]	
	Bilateral OTC							
Derivative contracts								
Foreign exchange	$	11	$	405	$	11	$	405
Interest rate		—		15		—		—
Equity[1]		92		6,785		—		—
Total gross derivative contracts	$	103	$	7,205	$	11	$	405
Counterparty netting		(8)				(8)		
Cash collateral netting		(94)				—		
Total derivative contracts	$	1			$	3		

1. Such equity contracts represent derivative assets and liabilities associated with deferred compensation plans and short sales of certain securities as mentioned in Note 4.
2. The Company believes that the notional amounts of derivative contracts generally overstate its exposure. In most circumstances, notional amounts are used only as a reference point from which to calculate amounts owed between the parties to the contract. Furthermore, notional amounts do not reflect the benefit of legally enforceable netting arrangements or risk mitigating transactions.

7. Receivables from Contracts with Customers

Receivables from contracts with customers, which are included across the various types of Receivables balances in the Company's consolidated statement of financial condition, arise when the Company has both recorded revenues and has the right per the contract to bill customers. At January 1, 2025 and December 31, 2025, the balances related to Receivables from contracts with customers were $622 and $650 respectively.

8. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions with MS&Co to acquire securities to cover short positions and settle other securities obligations, accommodate customers' needs, finance its inventory positions, and meet liquidity and regulatory requirements.

The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and requests or posts additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized, or that excess collateral is returned.

The risk related to a decline in the market value of collateral pledged or received is managed by setting appropriate market-based margin requirements. Increases in collateral margin calls on repurchase agreements and securities loaned transactions (collectively, "secured financing payables") due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing payables in a manner that reduces the potential refinancing risk of secured financing payables of less liquid assets and also considers the quality of collateral when negotiating collateral eligibility with counterparties. The Company utilizes shorter-term secured financing payables for highly liquid assets and establishes longer tenor limits for less liquid assets, for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset[1]	Net Amounts
At December 31, 2025					
Assets					
Reverse repurchase agreements	$ 9,521	$ —	$ 9,521	$ (9,454)	$ 67
Securities borrowed	1,007	—	1,007	(980)	27
Liabilities					
Securities loaned	$ 9,370	$ —	$ 9,370	$ (9,027)	$ 343

1. Amounts relate to master netting agreements and collateral agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

For information related to offsetting of derivatives, see Note 6.

Gross Secured Financing Payables by Remaining Contractual Maturity

	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
At December 31, 2025					
Securities loaned	$ 9,370	$ —	$ —	$ —	$ 9,370

Gross Secured Financing Payables by Class of Collateral Pledged

	At December 31, 2025
Securities loaned	
Corporate equities	$ 9,367
Corporate and other debt	3
Total	$ 9,370

Fair Value of Collateral Received with Right to Sell or Repledge

	At December 31, 2025
Collateral received with right to sell or repledge	$ 53,387
Collateral that was sold or repledged[1]	18,718

1. Does not include securities segregated under federal and other regulations or requirements.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed, and customer margin, non-purpose and fully paid loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to collateralize repurchase agreements, securities loaned, and derivatives, as well as for delivery to counterparties to cover short positions held by customers including affiliates.

Customer Margin Lending

The Company provides margin lending arrangements which allow customers, to borrow against the value of qualifying securities. Receivables from these arrangements are included within Receivables - Customers in the Company's consolidated

statement of financial condition. Under these arrangements, the Company receives collateral, including U.S. Treasury and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Margin loans are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit terms daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Margin loans are extended on a demand basis and generally are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account and the amount of collateral, as well as an overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk.

Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits its credit exposure in the event of a customer default. The Company may request additional margin collateral from customers if appropriate and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2025, the balance related to customer receivables representing margin loans (net of related customer cash and short sale proceeds) was $31,151.

9. Goodwill and Intangibles

The Company completed its annual goodwill impairment test as of July 1, 2025. There have been no changes in the carrying amount of the Company's goodwill, which was $8,218 at December 31, 2025. Adverse market or economic events could result in impairment charges in future periods.

10. Borrowings and Other Secured Financings

Borrowings of $561 at December 31, 2025 primarily consist of cash overdrafts as well as unsecured borrowings from the Ultimate Parent, at variable rates and maturing in less than 12 months.

The interest rates for unsecured borrowing from the Ultimate Parent are established by the Treasury function of the Firm. These rates generally reflect the rate of interest that the Firm incurs in funding its business (the "Firm proxy rate").

Other Secured Financings

Original maturities:

One year or less	$	7,773
Transfers of assets accounted for as secured financings	$	7,773

The other secured financings relates to fractional shares which the Company has agreed to repurchase. These liabilities are generally payable from the cash flows of the related assets accounted for within Trading assets, (see Note 2). Such amounts and their maturities are included in the table above.

11. Other Liabilities and Accrued Expenses

Other liabilities and accrued expenses primarily consists of accrued compensation payable.

12. Subordinated Liabilities

The Company fully repaid its Subordinated Liabilities with the Parent in 2025.

The Company has an $8,000 Subordinated Revolving Credit Agreement with the Parent.

For transactions during the year related to subordinated liabilities, see Note 4.

13. Commitments, Guarantees and Contingencies

Commitments

Central Counterparty. At December 31, 2025, the Company has outstanding commitments of $19, with original maturities of one year or less. These commitments relate to the Company's membership in certain clearing houses and are contingent upon the default of a clearing house member or other stress events.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnity agreements that contingently require the Company to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

The Company provides guarantees for the performance of an affiliate, MSSBF, as a tenant for various properties. As of December 31, 2025, the amount of these guarantees is $195, which represents the future lease payments on the properties.

Indemnities. The Company provides indemnities to two affiliates, MSBNA and MSPBNA, related to services that certain

employees and vendors of the Company provide for business activities conducted by these affiliates. MSBNA and MSPBNA have the right to seek indemnification from the Company for losses arising out of the provision of such services by the Company, its employees or its vendors, including for any operational losses caused by human error, failed process management, information technology malfunctions/limitations, fraud, or violations of legal or regulatory requirements. The maximum potential amount of future payment that the Company could be required to make under these indemnities cannot be estimated. The Company has not recorded any contingent liabilities in its consolidated statement of financial condition for these indemnities.

Contingencies

Legal

In addition to the matters described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honor applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims, claims under various false claims act statutes, and matters arising from our wealth management businesses, sales and trading businesses, and our activities in the capital markets.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Company's business, and involving, among other matters, sales, trading, financing, investment banking advisory services, capital markets activities, financial products or offerings sponsored, underwritten or sold by the Company, wealth and investment management services, and tax, accounting, and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on our ability to conduct certain business, or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss or the range of loss, the Company accrues an estimated loss by a charge to income, including with respect to certain of the individual proceedings or investigations described below.

The Company's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting global financial services firms, including the Company.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or reasonably possible, or to estimate the amount of any loss. In addition, even where the Company has determined that a loss is probable or reasonably possible or an exposure to loss or range of loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, the Company may be unable to reasonably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or reasonably possible, or to estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or additional loss (or range of loss or range of additional loss) is probable or reasonably possible, or to estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Company has identified below any individual proceedings or investigations where the Company believes a material loss to be reasonably possible. In certain legal proceedings in which the Company has determined that a material loss is reasonably possible, the Company is unable to reasonably estimate the loss or range of loss. There are other matters in which the Company has determined a loss or range of loss to be reasonably possible, but the Company does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the Company's consolidated statement of financial as a whole, although the outcome of such proceedings or investigations may significantly impact the Company's business or results of operations for any particular reporting period, or cause significant reputational harm.

While the Company has identified below certain proceedings or investigations that the Company believes to be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or reasonably possible.

On May 27, 2014, the Company was named as a defendant in a civil case styled *Tracy Chen, as an aggrieved employee, v. Morgan Stanley Smith Barney LLC, et al.*, which is pending in the Superior Court of California, County of Orange, seeking civil penalties on behalf of the State of California and all current and former California employees pursuant to the California Private

Attorney General Act ("PAGA"), California Labor Code section 2699 *et seq*. Plaintiff asserts that the Company's expense reimbursement and final pay policies, and specifically, the Company's Alternative Flexible Grid program, violate the California Labor Code under various factual and legal theories, including by passing the Company's costs of doing business on to Financial Advisors, and by paying some terminated Financial Advisors outside the statutorily prescribed time period for final wages. On November 21, 2018, the parties in a related federal litigation against the Company styled *Brandon Harvey, individually and on behalf of others similarly situated, v. Morgan Stanley Smith Barney LLC*, pending in the United States District Court for the Northern District of California, reached a settlement in principle. On October 6, 2023, the federal court settlement received final approval. The settlement covers the period April 23, 2013 to September 5, 2019. On May 24, 2024, the Company filed a motion for summary judgment, seeking dismissal of plaintiff's action as a result of the federal court settlement, which motion was denied on July 15, 2025, finding that at least one injury alleged by Chen was not covered by the *Harvey* settlement. Following motions *in limine*, the court decided Chen can only pursue one remaining claim under California Labor Code section 221 for allegedly improper wage deductions, and set the matter for a Phase 1 trial beginning May 18, 2026, which will also determine whether Chen has PAGA standing to pursue that claim as to others.

Beginning in February of 2024, the Company and E*TRADE Securities LLC ("E*TRADE Securities"), among others, have been named as defendants in multiple putative class actions pending in the federal district courts for the District of New Jersey and the Southern District of New York ("SDNY"). The class action claims have been brought on behalf of brokerage, advisory and retirement account holders, alleging various contractual, fiduciary, and statutory claims (including under the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. §1962(c)-(d)) that the Company and/or E*TRADE Securities failed to pay a reasonable rate of interest on its cash sweep products. All matters pending in the SDNY (which focus solely on the Company's cash sweep program) were consolidated into one action styled *Estate of Sherlip, et al. v. Morgan Stanley, et al.* An amended class action complaint was filed on August 15, 2025. On September 12, 2025, the Company moved to dismiss the complaint. The matters pending in the District of New Jersey (which includes claims against both the Company and E*TRADE Securities) have been consolidated into one action styled *In re E*TRADE Cash Sweep Litigation,* No. 2:24-cv-00603. The Company awaits the appointment of lead counsel and, thereafter, the filing of a consolidated complaint in that matter. Together, the complaints seek, *inter alia*, certification of classes of plaintiffs, unspecified compensatory damages, equitable and injunctive relief, and treble damages. The Company is also responding to requests from state securities regulators regarding brokerage account cash balances swept to the affiliate bank deposit program.

14. Risk Management

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, escalate, mitigate and control risks involved in the activities of its business and support functions.

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements. Additionally, the Company is generally subject to the Firm's enterprise risk management framework.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability, and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Risk Limits Framework

Risk limits and quantitative metrics provide the basis for monitoring risk-taking activity and avoiding outsized risk-taking. Risk limits and associated limit frameworks are reviewed on at least an annual basis, with more frequent updates as necessary. Board-level risk limits and approved frameworks address the most important Company-wide aggregations of risk. Additional risk limits approved by risk management may address more specific types of risk and are bound by the higher-level Board risk limits.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. Credit Risk includes Country Risk, which is the risk that the events in, or that affect a foreign country (any country other than the U.S.) might adversely affect the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, collateralized margin transactions, facilitating client futures trading, posting margin and/or collateral to financial counterparties, and placing funds on

deposit at other financial institutions to support its clearing and settlement obligations.

The CRM establishes practices to evaluate, monitor and control credit risk exposure both within and across its business activities.

The Company's credit risk exposure is actively managed by CRM (and the Business Control Unit, as appropriate) who monitor risk exposures, to all margin activity, including debits, shorts, and derivatives.

CRM is responsible for ensuring timely and transparent communication of material credit risks, ensuring compliance with established limits, and escalation of risk concentrations to appropriate senior management.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (*e.g.*, cyber-attacks or third-party vulnerabilities) that may manifest as, for example, loss of information, business disruption, theft and fraud, legal and compliance risks, or damage to physical assets. The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (*e.g.*, providing financial advice) and support and control groups (*e.g.*, information technology and trade processing).

The Firm's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Cybersecurity

The Firm's cybersecurity and information security policies, procedures, and technologies are designed to protect the Company's own, client and employee data against unauthorized disclosure, modification or misuse and are also designed to address regulatory requirements. These policies and procedures cover a broad range of areas, including: identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response and recovery planning.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making, non-compliance with applicable laws and/or regulations, or damage to the Company's reputation. The risk inherent in a model is a function of the materiality and complexity. Model risk increases with greater model complexity, broader use, and larger potential impact (financial, regulatory, or reputational).

Sound model risk management is an integral part of the Company's Risk Management Framework. MRM is responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Ultimate Parent's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/or inappropriate use of models.

The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

The effective challenge of models involves critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective and independent review and challenge of models, through model validation and periodic revalidation for use, annual model recertification, identifying model limitations and tracking remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Liquidity risk also encompasses the associated funding risks triggered by the market or idiosyncratic stress events that may negatively affect the Company's liquidity and may impact its ability to raise new funding. Generally, the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events.

The LRD ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, LRD establishes limits and KRIs to express the Company's risk appetite; identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated; monitors and reports risk exposures against metrics and limits; and reviews the methodologies and assumptions underpinning its Liquidity Stress Tests to ensure

sufficient liquidity and funding under a range of adverse scenarios.

Concentration Risk

Substantially all of the collateral held by the Company for reverse repurchase agreements which together represented approximately 15% of the Company's total assets at December 31, 2025, consists of securities issued by the U.S. government.

15. Employee Stock-Based Compensation Plans

Certain current and former employees of the Company and affiliates participate in the Ultimate Parent's stock-based compensation plans. These plans include RSUs and PSUs, the details of which are further outlined below.

Restricted Stock Units

RSUs are subject to vesting over time, generally one to four years from the date of award, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents, if the awards vest. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured at VWAP on the date of grant. Certain awards provide the Ultimate Parent discretion to claw back or cancel all or a portion of the award under specified circumstances.

Performance-Based Stock Units

PSUs will vest and convert to shares of common stock only if the Firm satisfies, over a three-year performance period, performance goals that are determined on the award date. The number of PSUs that may vest ranges from 0% to 150% of the target award, based on the Firm's level of achievement of the specified performance goals. PSUs have vesting, conversion and cancellation provisions that are generally similar to those of RSUs. The Firm determines the fair value of PSUs with non-market conditions based on the grant-date fair value of it's common stock, measured at VWAP on the grant date.

16. Employee Benefit Plans

Certain current and former employees of the Company and affiliates participate in various pension and postretirement benefit plans sponsored by MSDHL.

Pension and Other Postretirement Plans

The pension and postretirement plans, which are recorded on MS&Co with associated employee costs charged to MSSB, have ceased future benefit accruals.

The Firm's pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

Morgan Stanley 401(k) Plan

Eligible employees receive discretionary 401(k) matching cash contributions as determined annually by the Firm. In 2025, the Company matched eligible employee contributions up to the IRS limit at 4%, or 5% up to a certain compensation level. Eligible employees with eligible pay less than or equal to $100,001 also received a fixed contribution equal to 2% of eligible pay. Contributions are invested among available funds according to each participant's investment direction and are included in the Firm's 401(k) expense.

17. Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes, but has elected to continue to include its allocated amount of current and deferred taxes in the consolidated statement of financial condition. As such, the Company has a Tax Sharing Agreement with the Ultimate Parent in order to record its related current and deferred federal, state and local taxes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred Tax Assets and Liabilities

	At December 31, 2025
Gross deferred tax assets:	
Employee compensation and benefit plans	$ 1,307
General and other reserves	44
Total deferred tax assets	$ 1,351
Deferred tax assets valuation allowance	(2)
Deferred tax assets after valuation allowance	1,349
Gross deferred tax liabilities:	
Intangibles and goodwill	809
Fixed assets	2
Total deferred tax liabilities	$ 811
Net deferred tax assets	**$ 538**

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset (after valuation allowance) is included in Other assets within the consolidated statement of financial condition.

The Company believes the recognized net deferred tax assets (after valuation allowance) of $538 at December 31, 2025 are more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

Unrecognized Tax Benefits

The Company is subject to the income tax laws of the U.S., its states and municipalities in which the Company has business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws and make estimates about certain items affecting taxable income when determining the provision for income taxes in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits

Balance at December 31, 2024	$	67
Increases based on tax positions related to the current period		22
Increases based on tax positions related to prior periods		7
Decreases related to lapse of statute of limitations		(2)
Balance at December 31, 2025	**$**	**94**
Net unrecognized tax benefits[1]	$	74

1. Represents ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

Earliest Tax Year Subject to Examination in Major Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and City	2010
New York City Unincorporated Business Tax	2010

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the IRS and other tax authorities in certain states and localities in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the consolidated statement of financial condition.

18. Regulatory Requirements

MSSB Regulatory Capital

MSSB is a registered U.S. broker-dealer and an introducing broker with the CFTC, clearing futures transactions through MS&Co. Accordingly, MSSB is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, MSSB is required to maintain minimum Net Capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions, plus 10% of excess margin collateral on reverse repurchase agreements, or $1. At December 31, 2025, MSSB's Net Capital was $7,069 which exceeded the minimum requirement of $767 by $6,302.

MSSB Customer Protection

As a registered U.S. broker dealer, MSSB is subject to the customer protection provisions under SEA Rule 15c3-3, which requires MSSB to compute a reserve requirement for customers and deposit cash or securities into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2025, MSSB had $2,016 in the special reserve bank account for the exclusive benefit of customers consisting of $3 in cash and $110 in qualified U.S. Government securities. These qualified securities are sourced from reverse repurchase agreements in the Company's consolidated statement of financial condition.

As a clearing and carrying broker dealer, MSSB is also required to compute a reserve requirement for PAB under SEA Rule 15c3-3. As of December 31, 2025, MSSB deposited $8 in cash in a special reserve bank account for PABs.

******

Glossary of Common Terms and Acronyms

ASC	Accounting Standards Codification	MSDHL	Morgan Stanley Domestic Holdings, LLC
ASU	Accounting Standards Update	MSDI	Morgan Stanley Distribution, Inc.
CFTC	Commodity Futures Trading Commission	MSIM Inc.	Morgan Stanley Investment Management Inc.
CMO	Collateralized Mortgage Obligation	MSIM Ltd.	Morgan Stanley Investment Management Limited
CRM	Credit Risk Management Department	MSPBNA	Morgan Stanley Private Bank, National Association
DRIP	Dividend Reinvestment Program	MSSB	Morgan Stanley Smith Barney LLC
ETF	E*TRADE Futures LLC	MSSBF	Morgan Stanley Smith Barney Financing, LLC
EVD	Eaton Vance Distributors, Inc.	MSSG	Morgan Stanley Services Group Inc.
FASB	Financial Accounting Standards Board	OECD	Organization for Economic Cooperation and Development
FINRA	Financial Industry Regulatory Authority, Inc.	OTC	Over-the-counter
IRS	Internal Revenue Service	PAB	Proprietary Accounts of Broker Dealers
KRI	Key Risk Indicator	PSU	Performance-based stock unit
LRD	Liquidity Risk Department	RSU	Restricted stock unit
M&A	Merger, acquisition and restructuring transaction	SEA	U.S. Securities and Exchange Act
MRM	Model Risk Management Department	SEC	U.S. Securities and Exchange Commission
MS&Co	Morgan Stanley & Co. LLC	SIPC	Securities Investor Protection Corporation
MS AIP GP LP	Morgan Stanley AIP GP LP	U.S.	United States of America, which includes the District of Columbia, Puerto Rico, and the U.S. territories and possessions
MSBNA	Morgan Stanley Bank, N.A.	U.S. GAAP	Accounting principles generally accepted in the United States of America
MSCM	Morgan Stanley Capital Management, LLC	VWAP	Volume-weighted average price

A copy of our December 31, 2025 consolidated statement of financial condition filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is available for examination at the New York Office of the Securities and Exchange Commission or at our principal office at 2000 Westchester Avenue, Purchase, N.Y. 10577.

A copy of this Morgan Stanley Smith Barney LLC Consolidated Statement of Financial Condition can be viewed online at the Morgan Stanley website at: http://www.morganstanley.com/about-us-ir/shareholder/morganstanley_smithbarney_llc.pdf